Mail Stop 3561

December 21, 2006

Mr. John F.Rousseau, Jr.
Chief Operating Officer
Geneva Acquisition Corporation
One Boston Place, Suite 3630
Boston, MA 02108

> **Re:**   **Geneva Acquisition Corporation**
> **Amendment 3 to Registration Statement on Form S-1**
> **Filed November 27, 2006**
> **File No. 333-135419**

Dear Mr. Rousseau:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on page one that, "[o]ur initial business combination must be with one or more target businesses whose combined fair market value is at least equal to 80% of our net assets … at the time of such acquisition." Please clarify whether the 80% of net assets test can be met in a transaction in which the

registrant acquires less than a 100% interest in the target business or businesses.
If so, explain how such a valuation would be calculated. In addition, please
explain whether the company will acquire a controlling interest in the target
business or businesses.

2.   We note your references throughout the registration statement to "private equity
firms." Please discuss in an appropriate place in the registration statement
whether the company may acquire an entity that is either a portfolio company of
or has otherwise received a financial investment from the private equity firms
identified in the registration statement or an affiliate thereof; and if so describe the
criteria, if any, that the company will utilize in such an instance to ensure that the
transaction is conducted on an arm's-length basis, including but not limited to
whether the company will seek to obtain an independent fairness opinion from an
unaffiliated investment bank with respect to such a transaction. Please discuss in
detail any consideration that the company or its officers and directors have given
to enter into a business combination with companies affiliated with the company's
existing stockholders or officers and directors.

Risk Factors, page 14

3.   Please add a risk factor that your auditors have expressed substantial doubt as to
your ability to continue as a going concern.

4.   Please clarify in the last risk factor on page 17 and throughout the document the
obligation of the company to bring a claim against Messrs. McGrath, Rousseau,
Hancock, Zaic, Pica and Dr. Snape. Revise similar disclosure on page 44.
Explain whether Geneva would have to bring a claim against these individuals to
enforce their liability obligation. Clarify whether the company has an obligation
to bring this claim, if necessary. Clarify whether the board has any fiduciary
obligation to bring such a claim. If not, please explain.

Proposed Business, page 37

Sources of Target Businesses, page 39

5.   Please discuss whether the company, or any of its officers, directors and
shareholders, has had any discussions with affiliates of the officers, directors or
shareholders of the company, regarding a possible business combination between
the company and another entity. If so, please discuss the nature of these
discussions, including any possible targets and/or understandings between the
company, or its officers, directors and shareholders, and the affiliates of the

officers, directors and shareholders of the company regarding a possible business combination with the company and another business.

6.   Clarify whether you have formally or informally informed any entity that you are in registration with the understanding that they may commence searching for targets prior to the effectiveness of the registration statement. Clarify your policy regarding any opportunities that third parties may be aware of prior to the completion of the IPO.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William E. Griffin, Jr., Esq.
     Andrew D. Myers, Esq.
     Fax (617) 523-6215